UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

  Global Business Travel Group, Inc.
(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Options to Purchase Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

37890B100
(CUSIP Number of Class of Securities)

Eric J. Bock, Esq.
Chief Legal Officer, Global Head of M&A and
        Compliance and Corporate Secretary
Global Business Travel Group, Inc.
666 3rd Avenue, 4th Floor
New York, NY 10017
Telephone: (480) 909-1740

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Gregory A. Fernicola, Esq. Peter D. Serating, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001-8602 Telephone: (212) 735-3000
☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on December 13, 2022, as amended and supplemented on December 15, 2022 and January 11, 2023 (as amended, the “Schedule TO”), by Global Business Travel Group, Inc., a Delaware corporation (the “Company”) relating to the Offer to Exchange Eligible Options for New Restricted Stock Units, dated December 13, 2022 (the “Offer to Exchange”). This Amendment No. 3 should be read in conjunction with the Schedule TO and the Offer to Exchange. Capitalized terms used herein and not defined herein have the meanings given to them in the Offer to Exchange.

This Amendment No. 3 is made to amend and supplement Item 12 (Exhibits) of the Schedule TO. The information in the Schedule TO, including all schedules and annexes to the Schedule TO that were previously filed with the Schedule TO, is incorporated herein by reference to answer the items required in this Amendment No. 3, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 3. Except as specifically set forth herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO.

Item 12.	Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding new Exhibit (a)(1)(P) as follows:

Exhibit Number	Description

(a)(1)(P)	Presentation sent by the Company on January 12, 2023

(b)  Filing Fee Exhibit.

Filing Fee Table.*

*Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 12, 2023	GLOBAL BUSINESS TRAVEL GROUP, INC.

	By:	/s/ Eric J. Bock
Eric J. Bock
Chief Legal Officer, Global Head of M&A and Compliance and Corporate Secretary